UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NEW FOUND GOLD CORP.

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

64440N103

(CUSIP Number)

Roger W. Bivans

Baker & McKenzie LLP

1900 N. Pearl Street, Suite 1500

Dallas, Texas 75201

(214) 978-3095

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	64440N103

1	NAME OF REPORTING PERSON: Eric Sprott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 36,601,200[1]
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 36,601,200[1]
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 36,601,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.3%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

[1]	Includes 34,701,200 Common Shares, no par value (the “Common Shares”), of New Found Gold Corp. (the “Issuer”) held of record by 2176423 Ontario Ltd. (“2176423 Ontario”). Eric Sprott controls 2176423 Ontario and has the power to direct the voting and disposition of Common Shares held by the entity through his ownership interests in 2176423 Ontario.
[2]	The percentage set forth in Row 13 of this Cover Page is calculated based on 164,244,845 Common Shares outstanding, as set forth in the Issuer’s Form 6-K filed on March 10, 2022 (the “Form 6-K”).

CUSIP No.	64440N103

1	NAME OF REPORTING PERSON: 2176423 Ontario Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 34,701,200
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 34,701,200
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 34,701,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.1%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

[3]	The percentage set forth in Row 13 of this Cover Page is calculated based on 164,244,845 Common Shares outstanding, as set forth in the Issuer’s Form 6-K.

This Amendment No. 1 is being filed to update Item 4 of this Statement (as defined herein) to reflect that 2176423 Ontario (as defined herein) entered into an agreement with a shareholder of the Issuer (as defined herein) to purchase 15,000,000 Common Shares (as defined herein) of the Issuer.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to relates to the common shares, no par value per share (the “Common Shares”), of New Found Gold Corp., a British Columbia corporation (the “Issuer”). The address of the Issuer’s principal executive office is 800 West Pender Street, Suite 1430, Vancouver, B.C, Canada V6C 2V6.

Item 2. Identity and Background

This Statement is being filed by and on behalf of Eric Sprott (“Mr. Sprott”) and 2176423 Ontario Ltd. (“2176423 Ontario”, and together with Mr. Sprott, the “Reporting Persons”). Mr. Sprott’s principal occupation is as an investor through a holding company which he beneficially owns, 2176423 Ontario. The business address of the Reporting Persons is 200 Bay Street, Suite 2600, Royal Bank Plaza, South Tower, Toronto, Ontario M5J 2J1. Mr. Sprott is a Canadian citizen and 2176423 Ontario exists under the Business Corporations Act (Ontario).

During the last five years, the Reporting Persons have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On November 24, 2021, the Issuer completed a private placement of its Common Shares to 2176423 Ontario for 5,000,000 Common Shares at a price of C$9.60 per share on a flow-through basis for gross proceeds of C$48 million. The source of funds for acquiring the Common Shares described herein was the working capital of 2176423 Ontario which includes the proceeds of a margin loan under a margin loan facility maintained in the ordinary course of business by 2176423 Ontario with a broker on customary terms and conditions.

Item 4. Purpose of Transaction

On April 11, 2022, 2176423 Ontario entered into an agreement with a shareholder of the Issuer to purchase 15,000,000 Common Shares of the Issuer in a private placement transaction that will take place in two tranches. 2176423 Ontario will purchase 8,250,000 Common Shares in the first tranche, which is expected to be completed on or about April 27, 2022, and will purchase 6,750,000 Common Shares in the second tranche, which is expected to be completed on or about August 5, 2022.

The Reporting Persons acquired the Common Shares in the Issuer for investment purposes.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of Common Shares will be acquired by the Reporting Person or whether the Reporting Person will dispose of any shares of Common Shares. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. At any time, the Reporting Persons may acquire additional shares of Common Shares of the Issuer, or retain or sell some or all of shares of Common Shares owned by the Reporting Persons then held, subject to applicable law, in either case in the open market, in privately negotiated transactions or otherwise.

Other than as described in this Statement, the Reporting Persons do have any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of the investment in the Common Shares and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

(a) The information provided on the cover pages to this Statement are hereby incorporated by reference. As of the close of business on April 12, 2022, the Reporting Persons acquired or have been granted, and for the purposes of Rule 13d-3 of the Exchange Act, beneficially own, an aggregate of 36,601,200 Common Shares, which represents roughly 22.3% of the 164,244,845 Common Shares outstanding of the Issuer as of March 10, 2022, based on the number of outstanding shares of Common Shares reported by the Issuer on such date.

(b) The responses in rows 7, 8, 9 and 10 of the cover pages to this Statement are hereby incorporated by reference.

(c) Except for the transaction described in Item 3 of this Statement, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Common Shares of the Issuer.

(d) No person, other than the Reporting Persons, is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares reported in this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

The Reporting Persons’ response to Item 3 and Item 4 of this Statement is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibit

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2022

2176423 Ontario Ltd.

By:	/s/ Eric Sprott
Name:	Eric Sprott
Title:	President

By:	/s/ Eric Sprott
Name:	Eric Sprott